UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.          )*

FRIEDMAN INDUSTRIES, INCORPORATED

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

358435105

(CUSIP Number)

Jad Fakhry

Poplar Point Capital Management LLC

840 Hinckley Road, Suite 250

Burlingame, CA 94010

(650) 239-9049

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358435105	SCHEDULE 13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS Poplar Point Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER 340,045
EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH
	10.	SHARED DISPOSITIVE POWER See Row 8 above.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 358435105	SCHEDULE 13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS Poplar Point Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER 340,045
EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH
	10.	SHARED DISPOSITIVE POWER See Row 8 above.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 358435105	SCHEDULE 13D	Page 4 of 8

1.	NAMES OF REPORTING PERSONS Poplar Point Capital GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER 340,045
EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH
	10.	SHARED DISPOSITIVE POWER See Row 8 above.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 358435105	SCHEDULE 13D	Page 5 of 8

1.	NAMES OF REPORTING PERSONS Jad Fakhry

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER 340,045
EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH
	10.	SHARED DISPOSITIVE POWER See Row 8 above.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 358435105	SCHEDULE 13D	Page 6 of 8

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $1.00 par value (the “Common Stock”), of Friedman Industries, Incorporated, a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 19747 Highway 59 N Suite 200, Humble, Texas 77338.

Item 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by Poplar Point Capital Management LLC, a Delaware limited liability company (“PPCM”), Poplar Point Capital Partners LP, a Delaware limited partnership ("PPCP"), Poplar Point Capital GP LLC, a Delaware limited liability company (“PPCGP”), and Jad Fakhry, a United States citizen (collectively with PPCM, PPCP and PPCGP, the “Reporting Persons”) with respect to shares of common stock of the above-named issuer owned by PPCP.

(b) The principal business address for each of the Reporting Persons is c/o Poplar Point Capital Management LLC, 840 Hinckley Road, Suite 250, Burlingame, CA 94010.

(c) PPCM is the investment manager for PPCP. PPCGP is the general partner of PPCP. Mr. Fakhry is the manager of PPCM and PPCGP, and owns a controlling interest in, PPCM and PPCGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(d) Mr. Fakhry has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) PPCM, PPCP and PPCGP are all organized in the state of Delaware. Mr. Fakhry is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commission, if any) of the shares of Common Stock directly owned by PPCP advised by PPCM is approximately $2,043,670, including the net cost of such shares. The amounts paid were funded by working capital.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock over which they exercise beneficial ownership in the belief that the Common Stock is undervalued.

The Reporting Persons have had, and anticipate having, discussions with directors and officers of the Issuer, other shareholders and third parties in connection with the Reporting Persons’ investment in the Issuer. The subject of these discussions has included, and may in the future include, the Issuer’s business and strategies, the composition of the board of directors of the Issuer (including with respect to the Reporting Persons obtaining representation on the Issuer's Board of Directors) and other matters related to the Issuer.

CUSIP No. 358435105	SCHEDULE 13D	Page 7 of 8

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time take actions with respect to their investment as they deem appropriate, depending on factors such as, among other things, actions taken by the Board of Directors, the financial and operational performance of the Issuer, the Issuer's strategic direction, the outcome of any discussions referred to above, price levels of the Common Stock, other investment opportunities that the Reporting Persons may have, conditions in the securities markets and general economic and industry conditions. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to their Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, each of PPCM, PPCP, PPCGP and Mr. Fakhry may be deemed to be the beneficial owner of 340,045 shares of Common Stock (the "PPCP Shares"), representing approximately 5.0% of the outstanding shares of Common Stock, based upon the 6,799,444 shares of Common Stock outstanding as of November 14, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

PPCM, as the investment advisor of PPCP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the PPCP Shares. PPCGP, as the general partner of PPCP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the PPCP Shares. By virtue of Mr. Fakhry's position as the manager of each of PPCM and PPCGP, Mr. Fakhry may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the PPCP Shares, and therefor Mr. Fakhry may be deemed to be the beneficial owner of the PPCP Shares.

Following is a list of the transactions by the Reporting Persons in the Common Stock of the Issuer during the past sixty days. All such transactions were purchases or sales of shares of Common Stock effected in the open market.

Transactions by PPCP:

Transaction Date	Transaction	Security	Shares Bought	Unit Cost (in U.S. Dollars)
10/26/2016	Buy	Common Stock	200	$5.20
10/27/2016	Buy	Common Stock	107	$5.20
10/31/2016	Buy	Common Stock	6,261	$5.17
12/8/2016	Buy	Common Stock	277	$6.25
12/9/2016	Buy	Common Stock	1,000	$6.38

The limited partners of PPCP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the PPCP Shares in accordance with their respective limited partnership interests in PPCP.

The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

CUSIP No. 358435105	SCHEDULE 13D	Page 8 of 8

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A:    Joint Filing Agreement as required by Rule 13d-1(k) under the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 19th day of December, 2016	POPLAR POINT CAPITAL MANAGEMENT LLC

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL PARTNERS LP

	By:	Poplar Point Capital GP LLC
its General Partner

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL GP LLC

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

/s/ Jad Fakhry
JAD FAKHRY, an individual

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated this 19th day of December, 2016	POPLAR POINT CAPITAL MANAGEMENT LLC

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL PARTNERS LP

	By:	Poplar Point Capital GP LLC,
its General Partner

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL GP LLC

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

/s/ Jad Fakhry
JAD FAKHRY, an individual